Mail Stop 3233
                                                             August 30, 2018


Via E-mail
Karen Fleck
Chief Financial Officer, Vice President and Treasurer
MogulREIT II, Inc.
10780 Santa Monica Blvd.
Suite 140
Los Angeles, CA 90025

       Re:     MogulREIT II, Inc.
               Offering Statement on Form 1-A
               Post-qualification Amendment No. 1
               Filed August 24, 2018
               File No. 024-10713

Dear Ms. Fleck:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that as of April 30, 2018, you issued an aggregate of 713,092 shares for total gross offering proceeds of approximately $7,100,000 and that you had
       8,286,908 shares remaining. It also appears that you are seeking to qualify an additional
       $50 million in this post-qualification amendment. Please reduce the amount that you are seeking to qualify by the aggregate amount sold in the prior 12 month period. Refer to
       Rule 251(a) of Regulation A and Instruction 1 to Form 1-A for guidance.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Karen Fleck
MogulREIT II, Inc.
August 30, 2018
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or me at 202-551-
3391 with any questions.


                                                          Sincerely,

                                                          /s/ Erin E. Martin

                                                          Erin E. Martin
                                                          Legal Branch Chief
                                                          Office of Real Estate
and
                                                          Commodities
cc:    Lauren B. Prevost
       Morris, Manning, & Martin, LLP